Beth Lanier Direct: 404-572-4571 Fax: 404-572-6999 Beth.Lanier@bryancave.com

Bryan Cave LLP includes

Bryan Cave Powell Goldstein

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Atlanta, GA 30309

Phone (404) 572-6600

Fax (404) 572-6999

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St. Louis

January 15, 2009

VIA EDGAR

Ms. Kate McHale

Staff Attorney

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 4561

100 F Street, N.E.

Washington, D.C. 20549

RE:	Citizens Bancshares Corporation
Preliminary Proxy Statement on Schedule 14A
File No. 001-14913
Filed January 9, 2009

Dear Ms. McHale:

On behalf of Citizens Bancshares Corporation (the “Registrant”) we hereby transmit for filing via EDGAR with the Securities and Exchange Commission the Registrant’s revised Proxy Statement on Schedule 14A.  The Registrant’s responses to the comments it received from the staff in your letter dated January 13, 2009 are included in the revised Proxy Statement and in this letter.  We have reproduced in bold faced type the staff’s comment before each response in this letter.

Preliminary Proxy Statement on Schedule 14A

1.                                      Discuss how your participation in the Capital Purchase Program may:

•                        require you to register for resale securities you have issued to the Treasury Department; and

•                          impact how you operate your company, for example, how the terms of participation will require you to restructure your executive compensation arrangements.

We have revised the Preliminary Proxy Statement to include the requested discussion (see pages 9-10).

2.                                      Disclose whether you will modify any plans or contracts to comply with limits on executive compensation established by Section 111 of the Emergency Economic Stabilization Act of 2008.

We have revised the Preliminary Proxy Statement to include the requested disclosure (see page 10).

As requested by you, on behalf of the Registrant, we acknowledge that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Should any additional questions arise, please contact the undersigned at (404) 572-4571.

Very truly yours,

/s/ Beth Lanier

Beth Lanier

For BRYAN CAVE POWELL GOLDSTEIN

Enclosures

cc:	Cynthia Day
Samuel Cox